Filed By: Alabama National BanCorporation

Pursuant to Rule 425 of the Securities Act of 1933

Subject Company: Coquina Bank

THIS COMMUNICATION IS FILED PURSUANT TO RULES 165 AND 425 PROMULGATED UNDER THE SECURITIES ACT OF 1933, AS AMENDED. INVESTORS ARE URGED TO READ THE VARIOUS FILINGS OF ALABAMA NATIONAL BANCORPORATION WITH THE SECURITIES AND EXCHANGE COMMISSION, INCLUDING THE REGISTRATION STATEMENT THAT IS REQUIRED TO BE FILED WITH RESPECT TO THE ACQUISITION (AS DEFINED BELOW) AND THE PROXY STATEMENT/PROSPECTUS WHICH WILL BE CONTAINED IN THE REGISTRATION STATEMENT.

On March 31, 2004, Alabama National BanCorporation (“ANB”) and Coquina Bank (“Coquina”) issued a joint press release announcing the proposed acquisition (the “Acquisition”) of Coquina by ANB.

A copy of the joint press release dated March 31, 2004, pertaining to the Acquisition is being filed as Appendix A to this report, and is incorporated herein by reference.

APPENDIX A

ALABAMA NATIONAL BANCORPORATION ANNOUNCES ACQUISITION OF

COQUINA BANK OF ORMOND BEACH, FLORIDA

TO DISCUSS DURING QUARTERLY EARNINGS CONFERENCE CALL

ON APRIL 21, 2004

FOR IMMEDIATE RELEASE—Birmingham, AL (March 31, 2004) Alabama National BanCorporation (NASDAQ/NMS: ALAB) (“ANB”), headquartered in Birmingham, Alabama, and Coquina Bank of Ormond Beach, Florida (“Coquina”), today announced the signing of a definitive agreement providing for the acquisition of Coquina by ANB. Under the agreement, Coquina will be merged with ANB’s Cypress Bank subsidiary shortly following the closing of the acquisition. Following the acquisition, the Cypress Bank and Coquina Bank boards will merge as will the two management groups. The acquisition is subject to regulatory approval, Coquina shareholder approval, and certain other conditions. ANB expects the transaction to close sometime in the third quarter of 2004.

John H. Holcomb, III, Chairman of the Board and CEO of ANB, and Joe P. Epton, Jr., CEO of Coquina jointly announced the agreement.

“We are fortunate to have Coquina Bank join our organization. Its focus on community banking in a vibrant market makes it an excellent fit with our company and our strategy,” Holcomb stated. “The Cypress and Coquina management teams have known each other for years. Their presence in the contiguous Flagler and Volusia County markets will be strengthened through this merger into one combined entity with five locations and approximately $225 million in assets,” Holcomb concluded.

“We are pleased to join the Alabama National family of community banks,” said Epton. “ANB’s philosophy of local decision making makes Alabama National an excellent partner for Coquina, and our combination with Cypress Bank will further strengthen our ability to serve our combined customer base.”

ANB is a bank holding company operating 78 locations through fourteen bank subsidiaries in Alabama, Florida and Georgia. The largest subsidiary for the holding company is Birmingham-based National Bank of Commerce (NBC). Other Alabama subsidiaries include: First American Bank in Decatur/Huntsville, Athens and Auburn/Opelika; First Citizens Bank in Talladega; Bank of Dadeville; Alabama Exchange Bank in Tuskegee and First Gulf Bank in Baldwin County. Florida subsidiaries are: Citizens & Peoples Bank, N.A. in Pensacola; Community Bank of Naples, N.A.; Millennium Bank in Gainesville; Peoples State Bank in Groveland; Public Bank in metropolitan Orlando; Cypress Bank in Palm Coast; and Indian River National Bank in Vero Beach. ANB has one subsidiary in Georgia, Georgia State Bank in metropolitan Atlanta. ANB provides full banking services to individuals and businesses. Brokerage services are provided to customers through NBC’s wholly owned subsidiary, NBC Securities, Inc. Investments are not bank guaranteed, not FDIC insured and may lose value. Insurance services are provided through ANB Insurance Services, Inc., a wholly owned subsidiary of First American Bank.

Alabama National BanCorporation common stock is traded on the NASDAQ National Market System under the symbol “ALAB.”

Coquina has assets of approximately $112 million. Founded in 1998, Coquina Bank serves its customer base through two offices in Ormond Beach and a third office in Port Orange, Florida.

Under the terms of the agreement, ANB will issue a total of approximately 560,000 shares of ANB common stock and stock equivalents to Coquina shareholders, or approximately 0.6326 ANB common shares for each Coquina share. This exchange ratio could fluctuate upward within certain limits upon a decrease in the market price of ANB stock between now and closing. In addition, Coquina will pay a special dividend of $1.6 million to its shareholders prior to closing. Coquina shareholders will also have the option to elect to receive cash for up to 10% of the total consideration.

Assuming no Coquina shareholders elect to receive cash, the transaction is expected to be dilutive to ANB’s 2005 diluted earnings per share by approximately $0.02 on a GAAP basis and to be approximately neutral on a cash basis (excluding non-cash amortization of intangibles created through the acquisition). Given the expected third quarter closing date, the transaction will only impact a portion of the 2004 year, and ANB estimates the 2004 dilutive impact to be approximately half the number noted above for 2005.

Alabama National will discuss this acquisition as part of its first quarter earnings conference call, scheduled for 3:00 p.m. central time Wednesday, April 21, 2004. A listen-only simulcast and replay of Alabama National’s conference call will be available on-line at the following Internet links: www.alabamanational.com, under “In The News,” or www.viavid.net, on April 21, beginning at 3:00 p.m. Central Time. The on-line replay will follow immediately and continue for 30 days.

Persons who do not have Internet access may dial 800-938-1464 to listen to the call at 3:00 p.m. Central Time on April 21. A telephonic replay will be available through May 21, by dialing 800-642-1687 and entering Passcode 6512167.

Shareholders of Coquina are advised to read the proxy statement/prospectus regarding the proposed transaction when it is delivered to them because it will contain important information. The proxy statement/prospectus will be filed in conjunction with a registration statement to be filed with the Securities and Exchange Commission by ANB. The shares to be offered by ANB to Coquina shareholders may not be sold nor may any offers to buy be accepted prior to the time the registration statement containing the proxy statement/prospectus becomes effective. Copies of the proxy statement/prospectus, when available, can be obtained at the SEC’s website at www.sec.gov and can also be obtained, without charge, by directing a request to Alabama National BanCorporation, 1927 First Avenue North, Birmingham, Alabama 35203, Attention: Lowell A. Womack, Jr. (205-583-3654).

This press release contains financial information determined by a method other than in accordance with Generally Accepted Accounting Principles (“GAAP”). This “non-GAAP” financial measure is “cash earnings per share.” ANB’s management uses this non-GAAP measure in its analysis of ANB’s performance. Cash earnings is defined as net income plus amortization expense (net of tax) applicable to intangible assets that do not qualify as regulatory capital. Cash earnings per share is defined as cash earnings divided by basic and diluted common shares outstanding. ANB’s management includes cash earnings measures to compare the company’s earnings exclusive of non-cash amortization expense and because it is a measure used by many investors as part of their analysis of ANB’s performance. This disclosure should not be viewed as a substitute for results determined in accordance with GAAP, nor are they necessarily comparable to non-GAAP performance measures that may be presented by other companies.

This press release contains forward-looking statements as defined by federal securities laws. Statements contained in this press release which are not historical facts are forward-looking statements. Such statements include the parties’ expected closing date of this transaction, which is subject to certain conditions. The statements regarding the parties’ expectations for the proposed transaction’s impact on ANB’s future earnings and earnings per share are also forward-looking statements. These statements may address issues that involve significant risks, uncertainties, estimates and assumptions made by management. Factors that may cause actual results to differ materially from those contemplated by such forward-looking statements include, among others, the following: (1) revenues following the proposed transaction are lower than expected; (2) competitive pressure among depository institutions increases significantly; (3) changes in the interest rate environment reduce interest margins; (4) general economic conditions are less favorable than expected; (5) expected cost savings from the proposed transaction cannot be fully realized or realized within the expected time frame; (6) costs or difficulties related to the integration of ANB and Coquina are greater than expected; or (7) legislation or regulatory changes adversely affect the business in which the combined company would be engaged. ANB undertakes no obligation to update these statements following the date of this press release. In addition, ANB, through its senior management, may from time to time make forward-looking public statements concerning the matters described herein. Such forward-looking statements are necessarily estimates reflecting the best judgment of such senior management based upon current information and involve a number of risks and uncertainties. Certain factors which could affect the accuracy of such forward-looking statements are identified in the public filings made by ANB with the Securities and Exchange Commission, and forward-looking statements contained in this press release or in other public statements of ANB or its senior management should be considered in light of those factors. There can be no assurance that such factors or other factors will not affect the accuracy of such forward-looking statements.

Contacts:

John H. Holcomb, III

Chairman of the Board

and Chief Executive Officer

Alabama National BanCorporation

205-583-3648

William E. Matthews, V

Executive Vice President

and Chief Financial Officer

Alabama National BanCorporation

205-583-3650

Joe P. Epton, Jr.

Chief Executive Officer

Coquina Bank

386-677-6966